ABERDEEN AUSTRALIA EQUITY FUND, INC.

800 Scudders Mill Road

Plainsboro, New Jersey 08536

Via EDGAR

September 12, 2007

Christian T. Sandoe, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Aberdeen Australia Equity Fund, Inc. (“Fund”) – File Nos. 333-142698

Dear Mr. Sandoe:

As requested in your comments of June 1, 2007 with respect to the Fund’s registration statement on Form N-2 filed under the Securities Act of 1933 with the Securities Exchange Commission (“Commission”) on May 8, 2007 (“Filing”), and in connection with the Fund’s request for acceleration of the effective date of such registration statement, the Fund hereby acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Fund may not assert such action of the Commission or its staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 215-405-5765 or Ms. Tiffany Ford at 949-442-6005 if you have any questions concerning the foregoing.

Sincerely,

ABERDEEN AUSTRALIA EQUITY FUND, INC.

By:	/s/ Alan Goodson
Alan Goodson Treasurer and Secretary